                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                              Bell Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    078107109
                                 (CUSIP Number)


                                Robert E. Klatell
                             Arrow Electronics, Inc.
                                  25 Hub Drive
                            Melville, New York 11747
                            Telephone: (516) 391-1300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Howard S. Kelberg, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000


                                 October 1, 1998
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.: 078107109

(1)      NAME OF REPORTING PERSON: Arrow Electronics, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 11-1806155

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]

         (b)      [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)       [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:  1,888,020(1)

         (8)      SHARED VOTING POWER:  601,519(2)

         (9)      SOLE DISPOSITIVE POWER:  1,888,020(1)

         (10)     SHARED DISPOSITIVE POWER:  0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,489,539


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.6(3)


(14)     TYPE OF REPORTING PERSON:  CO

----------
(1) Beneficial ownership of 1,888,000 shares of Common Stock is being reported solely as a result of the Stock Option Agreement described in Item 4 of this Statement. The Company Option (as defined in Item 4 hereof) is not currently exercisable. Arrow Electronics, Inc. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

(2) Beneficial ownership of 155,088 shares of Common Stock is being reported solely as a result of certain stock options to purchase shares held by the grantors of the Proxies described in Item 4 hereof. Such stock options have not been exercised. Arrow Electronics, Inc. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

(3) Based upon the 9,488,776 shares stated by the Company to be outstanding as of September 30, 1998, plus (i) the 1,888,000 shares obtainable by Arrow Electronics, Inc. upon the exercise of the stock option described in Item 4 hereof were such option presently exercisable and (ii) the 155,088 shares obtainable by the grantors of certain proxies upon the exercise of certain stock options held by such grantors described in Item 4 hereof were such stock options exercised.

Item 1. Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the "Common Stock"), of Bell Industries, Inc., a California corporation (the "Company"), with its principal executive offices located at 2201 East El Segundo Boulevard, El Segundo, California 90245.

Item 2. Identity and Background.

         This Statement is being filed by Arrow Electronics, Inc., a New York corporation ("Arrow"). The principal executive offices of Arrow are located at 25 Hub Drive, Melville, New York 11747. Arrow is a public corporation which is the largest industrial distributor of electronic components and computer products.

         Information regarding the directors and executive officers of Arrow is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Arrow are citizens of the United States.

         During the last five years, neither Arrow nor, to the best knowledge of Arrow, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The Stock Option Agreement and the Proxies (as defined in Item 4 of this Statement) were entered into in connection with the Purchase Agreement (as defined in Item 4 of this Statement). Certain terms of the Stock Option Agreement and the Proxies are summarized in Item 4 of this Statement. If the Company Option (as defined in Item 4 of this Statement) became exercisable and Arrow were to exercise the Company Option thereunder, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $19,883,000. It is currently anticipated that such funds would be derived from working capital or other sources, which could include borrowings. The 20 shares of Common Stock directly held by Arrow were purchased with general working capital of Arrow.

Item 4. Purpose of Transaction.

         On October 1, 1998, Arrow and the Company entered into an Agreement of Purchase and Sale, dated as of October 1, 1998 (the "Purchase Agreement"), pursuant to which and subject to the conditions set forth therein (including the approval by the shareholders of the Company), the Company will sell, transfer and assign to Arrow, and Arrow will purchase and acquire from the Company, the assets, and assume the liabilities of, the Electronics Distribution Group business of the Company. The Purchase Agreement is attached hereto as Exhibit 1.

         This Statement relates in part to the irrevocable option granted to Arrow by the Company to purchase shares of Common Stock from the Company as described below (the "Company Option"). The Company Option, which was granted as a condition and inducement to Arrow's willingness to enter into the Purchase Agreement, entitles Arrow to purchase up to

1,888,000 shares of Common Stock under the circumstances specified in the Stock Option Agreement, dated as of October 1, 1998, by and between Arrow and the Company (the "Stock Option Agreement"), at a price per share equal to $10.53125 (the arithmetic average of the closing sales prices of the Common Stock reported on the New York Stock Exchange for the ten (10) trading days ending and including September 30, 1998). The Stock Option Agreement is attached hereto as
Exhibit 2.

         Subject to the conditions that (i) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, applicable to the issuance of Common Stock under the Stock Option Agreement shall have expired or have been terminated, (ii) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of Common Stock under the Stock Option Agreement shall have been obtained or made, as the case may be, (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect and (iv) Arrow shall not be in material breach of the Purchase Agreement, the Company Option may be exercised by Arrow, in whole or in part, at any time or from time to time after any event which would permit Arrow to terminate the Purchase Agreement and be entitled to reimbursement under the following circumstances:

                  (i) the Board of Directors of the Company (or any committee thereof) shall have withdrawn or modified in a manner materially adverse to Arrow its approval or recommendation of the Purchase Agreement or shall have recommended an Alternative Proposal to the shareholders of the Company;

                  (ii) the proxy statement relating to the Seller's Shareholders Meeting (as defined in the Purchase Agreement), as amended or supplemented from time to time (or any amendment, supplement or supplemental mailing by the Company to such shareholders with respect thereto) shall have disclosed any Alternative Proposal and the shareholders of the Company shall have failed to approve the transactions contemplated by the Purchase Agreement; or

                  (iii) the closing of the transactions contemplated by the Purchase Agreement shall not have occurred in accordance with its terms and the failure to occur is based solely upon the Company's breach in any material respect of any of its covenants, agreements and obligations required by the terms of the Purchase Agreement to be performed by the Company at or before such closing.

For purposes of the Purchase Agreement and this Statement, "Alternative Proposal" means the direct or indirect inducement, solicitation or initiation of discussions or negotiations with, or provision of any non-public information by the Company to, any corporation, partnership, person or other entity or group concerning any merger, sales of substantial assets, sales of shares of capital stock or similar transactions involving the Company or any subsidiary or division of the Company if such transaction involves the business or any of the assets being purchased by Arrow under the Purchase Agreement.

         The Stock Option Agreement was entered into on October 1, 1998. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 1,888,000 shares of Common Stock (approximately 19.9% of the outstanding shares of Common Stock prior to giving effect to such issuance and approximately 16.6% after giving effect to such issuance) pursuant to the Stock Option Agreement.

         In the event Arrow wishes to exercise the Company Option, Arrow shall deliver to the Company a written notice (an "Exercise Notice") specifying the total number of shares of Common Stock it wishes to purchase. Each closing of a purchase of such shares (a "Closing") shall occur at a place, on a date and at a time designated by Arrow and reasonably acceptable to the Company in an Exercise Notice delivered at least six (6) business days prior to the date of the Closing. The Company Option shall terminate upon the earlier of: (i) the closing of the transactions contemplated by the Purchase Agreement; (ii) the termination of the Purchase Agreement pursuant to Section 17(a) thereof (other than a termination in connection with which Arrow is entitled to the payment specified in Section 16 thereof); and (iii) 180 days following any termination of the Purchase Agreement in connection with which Arrow is entitled to the payment specified in Section 16 thereof (or if, at the expiration of such 180-day period, the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten (10) business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event later than October 1, 2000). Notwithstanding the foregoing, the Company Option may not be exercised if Arrow is in material breach of any of its representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Purchase Agreement.

         Arrow has been granted certain registration rights with respect to any shares of Common Stock it may acquire upon exercise of the Company Option as provided for in the Stock Option Agreement.

         In addition, under the terms of the Stock Option Agreement, at any time during which the Company Option is exercisable (the "Repurchase Period"), upon demand by Arrow, Arrow shall have the right to sell to the Company (or any successor entity thereof) and the Company (or such successor entity) shall be obligated to repurchase from Arrow (the "Put"), all or any portion of the Company Option, at the price set forth in subparagraph (i) below, or, at any time prior to October 1, 2000, all or any portion of the shares of Common Stock purchased by Arrow pursuant to the Stock Option Agreement, at the price set forth in subparagraph (ii) below:

                  (i) the difference between the "Market/Tender Offer Price" for shares of Common Stock as of the date (the "Notice Date") notice of exercise of the Put is given to the Company (defined as the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Alternative Proposal which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") and (B) the average of the closing prices of shares of the Common Stock on the New York Stock Exchange for the five (5) trading days immediately preceding the Notice Date (the "Market Price")), and the Exercise Price, multiplied by the number of shares of Common Stock purchasable pursuant to the Company Option (or portion thereof with respect to which Arrow is exercising its rights under Section 7 of the Stock Option Agreement);

                  (ii) the Exercise Price paid by Arrow for the shares of Common Stock acquired pursuant to the Company Option plus the difference between the Market/Tender Offer Price and the Exercise Price, multiplied by the number of shares of Common Stock so purchased. For purposes of this clause (ii), the Tender Price shall be the highest price per share offered pursuant to a tender or exchange offer or other Alternative Proposal during the Repurchase Period.

         In the event Arrow exercises its Put rights under the Stock Option Agreement, the Company shall, within five (5) business days of the Notice Date, pay the required amount to Arrow in immediately available funds and Arrow shall surrender to the Company the Company Option or the certificates evidencing the shares of Common Stock purchased by Arrow pursuant to the Stock Option Agreement, and Arrow shall warrant that it owns such shares and that such shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever.

         Furthermore, in consideration of the negotiations and discussions between Arrow and the Company which have occurred up to October 1, 1998, and as an inducement to Arrow to enter into the Purchase Agreement, certain directors and officers (Theodore Williams, Gordon Graham, John J. Cost, Herbert S. Davidson, Milton Rosenberg, Anthony Craig, Tracy A. Edwards, Stephen A. Weeks,
D. J. Hough, Chuck Troy, Russell A. Doll and Peter A. Resnick) of the Company who collectively are the beneficial owners of approximately 601,519 shares (approximately 6.3%) of the Common Stock have pursuant to separate Irrevocable Proxies (the "Proxies") granted to Arrow irrevocable proxies to vote the shares of Common Stock that they currently own or subsequently acquire which they are entitled to vote an any meeting (whether annual or special and whether or not an adjourned meeting) of the Company or otherwise on any proposal (a "Proposal") involving the merger, consolidation, sale of assets, business combination or other transaction resulting in a change of control of the Company in such manner as each such attorney and proxy or his designee shall in his sole discretion deem proper. In addition, the Proxies provide that such shareholders may not sell, assign, transfer or otherwise convey any of their shares of Common Stock, except that Theodore Williams may sell, assign, transfer or convey up to an aggregate of 10% of his shares of Common Stock in unsolicited New York Stock Exchange broker transactions or for charitable or estate planning purposes. The Proxies were received by Arrow on October 1, 1998. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 601,519 shares (approximately 6.3%) of the Company's outstanding Common Stock pursuant to the Proxies with respect to the right to vote on a Proposal. Of such shares, 155,088 shares are deemed to be beneficially owned by such directors and officers (and therefore by Arrow) pursuant to stock options to purchase such shares which are currently exercisable or exercisable within 60 days. The Proxies terminate on the date which is the earlier to occur of the Closing Date under the Purchase Agreement and the date on which the Purchase Agreement terminates pursuant to Section 17 thereof. The Proxies are attached as Exhibit 3 hereto and are incorporated by reference.

         The 20 shares of Common Stock held directly by Arrow were acquired in the ordinary course of business for research purposes.

         Except as otherwise described herein, Arrow has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) through 4(j) of Schedule 13D.

         The descriptions herein of the Purchase Agreement, the Stock Option Agreement and the Proxies are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively.

Item 5. Interest in Securities of the Issuer.

         (a) Arrow has been informed by the Company that on September 30, 1998, 9,488,776 shares of Common Stock were issued and outstanding. As described under
Item 4 of this Statement, Arrow may be deemed to be the beneficial owner of an aggregate of 1,888,000 shares of Common Stock (assuming exercise of the Company Option) pursuant to the Stock

Option Agreement, and an aggregate of approximately 601,519 shares of Common Stock covered by the Proxies with respect to the right to vote on any Proposal. In addition, Arrow has direct beneficial ownership of 20 shares of Common Stock. Accordingly, Arrow may be deemed to be the beneficial owner of approximately 2,489,539 shares (approximately 21.6% of the outstanding shares of Common Stock after giving effect to the issuance of shares pursuant to the Stock Option Agreement and the issuance of 155,088 shares covered by the Proxies) of the Common Stock in the aggregate. Because the Company Option is not presently exercisable, Arrow expressly disclaims beneficial ownership of any of the shares of Common Stock subject to the Stock Option Agreement. In addition, because voting rights will not attach to such shares until their issuance, Arrow expressly disclaims beneficial ownership of the 155,088 shares deemed to be beneficially owned by the grantors of the Proxies pursuant to the stock options to purchase such shares currently exercisable or exercisable within 60 days, which shares would be covered by the Proxies if such stock options were exercised and such shares were issued pursuant thereto.

         Except as described in the preceding paragraph, neither Arrow nor, to the best knowledge of Arrow, any of the persons referred to in Schedule I attached hereto, beneficially owns any shares of Common Stock.

         (b) Pursuant to the Stock Option Agreement, under the circumstances described in Item 4 and subject to the Put, Arrow would have the sole power to vote or to direct to vote, and the sole power to dispose or to direct the disposition of, approximately 1,888,000 shares of the Common Stock upon purchase by Arrow of such shares pursuant to the Stock Option Agreement.

         Pursuant to the Proxies, under the circumstances described in Item 4, Arrow would have the sole power to vote or to direct the vote of approximately 601,519 shares of the Common Stock for or against any Proposal (assuming exercise of the stock options held by the grantors of such Proxies to purchase 155,088 shares and the issuance of such shares pursuant thereto). Arrow has no other voting rights with respect to the shares covered by the Proxies.

         Arrow has the sole power to vote, direct the voting of, dispose of and direct the disposition of the 20 shares of Common Stock owned by it.

         (c) Except as described in Item 4 above, neither Arrow nor, to the best knowledge of Arrow, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

         (d) The directors and officers of the Company who have entered into the Proxies have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to such Proxies. Pursuant to the Proxies, such directors and officers may not transfer their Common Stock prior to the termination of such Proxies. Arrow has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20 shares of Common Stock owned by it.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described herein, neither Arrow nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         1. Agreement of Purchase and Sale, dated as of October 1, 1998, by and between Bell Industries, Inc. and Arrow Electronics, Inc.

         2. Stock Option Agreement, dated as of October 1, 1998, by and between Arrow Electronics, Inc. and Bell Industries, Inc.

         3.       Irrevocable Proxies.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       October 13, 1998



                                       By: /s/ Robert E. Klatell
                                          -------------------------------
                                          Name:  Robert E. Klatell
                                          Title: Executive Vice President

                                                                      SCHEDULE I


                    DIRECTORS AND EXECUTIVE OFFICERS OF ARROW


         The names, present principal occupations and business addresses of the directors, executive officers and other corporate officers of Arrow are set forth below. If no address is given, the individual's business address is that of Arrow. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Arrow. Each of the named individuals is a citizen of United States of America, unless specifically stated otherwise below.


                                       Present Principal
Name and Address:                      Occupation or Employment
-----------------                      ------------------------

Directors:

Stephen P. Kaufman                     Chairman and Chief Executive
                                       Officer

John C. Waddell                        Vice Chairman

Daniel W. Duval                        President and Chief Executive
c/o Robbins & Myers, Inc.              Officer, Robbins & Myers, Inc.
1400 Kettering Tower
Dayton, OH  45423

Carlo Giersch                          Chairman, Spoerle Electronic
c/o Spoerle Electronic
Max-Planck-Str. 1-3
63303 Dreieich
Germany
citizen of Germany

John N. Hanson                         President and Chief Operating
c/o Harnischfeger Industries, Inc.     Officer, Harnischfeger
P.O. Box 554                           Industries, Inc.
Milwaukee, WI  53201-0554

Roger King                             Executive Director, Orient
c/o Orient Overseas (International)    Overseas (International)
  Limited                              Limited
33rd Floor, Harbour Centre
25 Harbor Road
Wanchai
Hong Kong

Robert E. Klatell                      Executive Vice President

Karen Gordon Mills                     President, MMP Group, Inc.
c/o MMP Group, Inc.
925 Park Avenue
New York, NY  10028

Richard S. Rosenbloom                  Retired Professor of Business
c/o Grad. School of Business Admin.    Administration, Harvard
Harvard University                     Business School
Morgan Hall #213
Boston, MA  02163

Robert J. Throop                       Retired, former President,
3 Eucalyptus Court                     Anthem Electronics
Woodside, CA  94062


Executive Officers and
Other Corporate Officers:

Stephen P. Kaufman                     Chairman and Chief Executive
                                       Officer


Robert E. Klatell                      Executive Vice President

Frances M. Scricco                     Executive Vice President and
                                       Chief Operating Officer

Gerald Luterman                        Senior Vice President and
                                       Chief Financial Officer

Steven W. Menefee                      Senior Vice President

Betty Jane Scheihing                   Senior Vice President

Germano Fanelli                        Vice President
citizen of Italy

Harriet Green                          Vice President
citizen of the United
Kingdom

Thomas F. Hallam                       Vice President

Michael J. Long                        Vice President

John J. Powers, III                    Vice President

Paul J. Reilly                         Vice President

Jurgen Saalwachter                     Vice President
citizen of Germany

Wesley S. Sagawa                       Vice President

Jan M. Salsgiver                       Vice President

Leon Shivamber                         Vice President

Albert G. Streber                      Vice President

John Tam                               Vice President
citizen of Hong Kong

                                  EXHIBIT INDEX

         1. Agreement of Purchase and Sale, dated as of October 1, 1998, by and between Bell Industries, Inc. and Arrow Electronics, Inc.

         2. Stock Option Agreement, dated as of October 1, 1998, by and between Arrow Electronics, Inc. and Bell Industries, Inc.

         3.       Irrevocable Proxies.